EXHIBIT 3.1

Best Western International, Inc. Restated Articles of Incorporation

As Amended Through August 30, 2000

Amendments

1. June 7, 1966 – Article VII

2. August 12, 1968 – Articles VI & VII

3. November 21, 1975 – Article I

4. October 14, 1976 – Articles IV & VI

5. January 19, 1978 – Article V

6. December 19, 1978 – Article I

7. July 21, 1987 – Article VII

8. September 20, 1989 – Article VII

9. August 30, 2000

10. June 14, 2006 – Article VI

ALL PROVISIONS OF THE EXISTING ARTICLES OF INCORPORATION NOT INCLUDED IN THESE RESTATED ARTICLES ARE EXPRESSLY REPEALED UPON ADOPTION OF THESE RESTATED ARTICLES.

Article I

The name of the Corporation shall be: BEST WESTERN INTERNATIONAL, INC.

Article II

The principal meeting place of the Corporation shall be in Phoenix, Arizona, but the Corporation may establish other meeting places and other offices elsewhere within and without the State of Arizona.

Article III

The general nature of the Corporation shall be for the following purposes:

(A) To foster the interest of its members and those which are in any way related to the motel industry by common business interest;

(B) To encourage high business standards and fair and honest treatment of the general traveling public, and specifically in providing for their convenience and comfort, and in the dissemination of highway and travel information and other aids;

(C) To establish and maintain uniformity and equity in the customs of the motel trade;

(D) To acquire, preserve and disseminate valuable information and to encourage closer relationships among those engaged in the industry;

(E) To stimulate and cultivate close and lasting friendships and fellowships among those engaged in the industry;

(F) To sue and to be sued;

(G) To make, execute, deliver and assume the obligations of contracts;

(H) To receive property by devise or bequest, subject to laws regulating the transfer of property by Will;

(I) To convey, exchange, lease, mortgage, encumber, transfer upon trust or otherwise to dispose of all property, real or personal;

(J) To own, buy, lease and operate office buildings, storerooms, garages, club houses and other edifices;

(K) To do any and all things necessary, suitable and proper for the accomplishment of its affairs and the accomplishment of any of the purposes or for the attainment of any of the objectives or for the exercises of any of the powers herein set forth or which may be recognized as proper and lawful objectives of a trade association, all of which shall be constituted with the public interest of this trade and industry.

Article IV

The known place of business for the Corporation is 6201 N. 24th Parkway, Phoenix, Arizona 85016.

Article V

The Corporation shall be a member nonprofit corporation.

Article VI

There shall be no capital stock issued by this nonprofit Corporation. Memberships in the Corporation shall not be assigned except in accordance with the terms and conditions set forth in the Bylaws and none of the members of the Corporation shall receive pecuniary gain or profit. In the event of the dissolution of this Corporation after adequately taking care of all debts and obligations, any remaining assets of the Corporation shall be distributed to a nonprofit educational or charitable organization.

Article VII

The time of the commencement of this Corporation shall be the date upon which the Arizona Corporation Commission shall issue its certificate. The Corporation shall have perpetual existence as provided for by law.

Article VIII

(A) The Annual Meeting of the membership shall be held during the period from September 15th through November 15th of each year on a date to be designated by the Board of Directors and such meeting shall be held at a location designated by the Board of Directors.

(B) The affairs of the Corporation shall be conducted by a Board of Directors comprised of seven (7) Directors who shall be members of the Corporation.

(C) The annual election of Directors hereafter shall be as set forth in the Bylaws.

(D)	1. The members of the Corporation may propose the adoption, amendment or repeal of any Article of Incorporation or Bylaw or part thereof without the prior action of the Board of Directors. A proposal to adopt, amend or repeal any Article of Incorporation or Bylaw, or part thereof, may be initiated upon the written request of at least one hundred fifty (150) members who meet the requirements of Article III, Section 4 of the Bylaws, which request shall be delivered to the Secretary of the Corporation at its known place of business.

2. Before a proposal to adopt, amend or repeal any Article or Bylaw is distributed for member signatures, the proposal shall be submitted to the Board and, at the Board’s discretion, the proposal may be reviewed by Best Western’s legal counsel. Counsel shall render an opinion within thirty (30) days whether the proposal violates any local, state or federal laws or whether the proposal requires the repeal or modification, in whole or in part, of any current Articles, Bylaws or Rules and Regulations. Counsel shall render to the Board and the proponents of the proposal an opinion stating what modifications, if any, are recommended to be made to the proposal and to current Articles, Bylaws or Rules and Regulations to avoid conflict or inconsistency or to provide clarity.

3. In the alternative to D(2) above, the proponents may, in lieu of submitting the proposal to the Board prior to distribution for member signatures, submit the proposal with the required member signatures, along with a legal opinion of a licensed Arizona attorney. The opinion must state that the proposal does not violate any local, state or federal laws, does not require the repeal or modification, in whole or in part, of any current Articles, Bylaws or Rules and Regulations unless such repeal or modifications are included in the proposal.

4. Proposals to adopt, amend or repeal the Articles of Incorporation or Bylaws shall reflect the vote of each Director on each proposed change. The Board may include a majority and minority opinion on each proposed change, not to exceed 250 words.

(E) The Board of Directors may also propose the adoption, amendment or repeal of any Article of Incorporation or Bylaw or part thereof without the prior action of the members. The Board of Directors must also comply with the applicable provisions of Paragraph D(2).

(F) The power to adopt, amend or repeal the Bylaws of this Corporation shall be vested solely in the members of the Corporation. The adoption, amendment, or repeal of any Bylaw provision shall require the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power, unless the Arizona Nonprofit Corporation Act, as amended, or the body proposing the provision requires a greater vote; provided, at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor.

(G) Subject to A.R.S. § 10-11002(A), as it now exists or may hereafter be amended, the power to amend or restate these Articles of Incorporation shall be vested in the members of the Corporation. The amendment or restatement of the Articles shall require the affirmative vote of the lesser of two-thirds (2/3) of the votes cast or a majority of the voting power, unless the Arizona Nonprofit Corporation Act, as amended, or the body proposing the provision requires a greater vote; provided, at least thirty-three and one-third percent (33 1/3%) of the voting power vote in favor. The Board of Directors may restate the Articles of Incorporation without member vote if no amendment is included.

(H) Board of Directors’ initiated amendments to the Articles and Bylaws shall comply with the provisions of A.R.S. § 10-11003, as may be amended.

Article IX

The private property of each and every member of the Corporation, officer and Director shall, at all times, be exempt from all debts and liabilities of the Corporation.

Article X

To the fullest extent that the law of the State of Arizona, as it now exists or as it may hereafter be amended, permits the elimination of or limitation on the liability of Directors and Officers, no Director or Officer of the Corporation shall be liable to the Corporation or its members for monetary damages for any action taken or any failure to take any action as a Director or an Officer. Any repeal or modification of this Article shall be prospective only and shall not adversely affect any elimination or limitation on the personal liability of a Director or Officer of the Corporation existing at the time of such repeal or modification.

Article XI

Pursuant to A.R.S. § 10-3202(B)(2) and to the fullest extent that the Arizona Nonprofit Corporation Act, as amended, permits a nonprofit corporation to indemnify a Director, Officer, Governor and Standing Committee member for, from and against liability as defined in A.R.S. § 10-3850, as amended, to any person for any action taken, or any failure to take action as a Director, Officer, Governor, Standing Committee member and Ad Hoc Committee members, the Corporation shall provide indemnification for, from and against any such liability to the Directors, Officers, Governors, Standing Committee members and Ad Hoc Committee members.

Article XII

The members of the Corporation may adopt or amend Bylaws in accordance with Article VIII of these Articles of Incorporation to fix a greater quorum or voting requirements for members than is required by the Arizona Nonprofit Corporation Act, as it now exists or as it may hereafter be amended.